m·real

M-REAL'S THIRD-QUARTER RESULT BEFORE TAXES MOVES INTO THE BLACK

M-real's consolidated result before taxes, excluding non-recurring items, improved in the third quarter to EUR 1 million from a loss of EUR 124 million in the previous quarter. The operating result net of non-recurring items improved to EUR 20 million, from a loss of EUR 57 million. Profitability was improved mainly by the rise in the price of coated magazine paper, the increase in the volume of coated fine paper delivered and the ending of the labour dispute that had disrupted the Finnish paper industry.

All in all, the labour dispute in Finland is estimated to have cut EUR 15-20 million off of the third-quarter operating result. The figure takes into account the lost delivery volumes, the positive effect on earnings of the return of product stocks to a normal level, the effects on fixed costs as well as Metsä-Botnia's lower operating result. In the second quarter, the total effect was a decrease of about EUR 70 million in the operating result.

Key figures for the third quarter of 2005, excluding non-recurring items:
- Operating result: EUR 20 million (a loss of 57 million in the previous quarter)
- Result before taxes: EUR 1 million (a loss of 124 million)
- Earnings per share: EUR 0.01 (0.32 negative)
- Return on capital employed: 2.3 per cent (0.3 negative)

Key figures for the third quarter of 2005:
- Turnover: EUR 1,269 million (1,259 million)
- Operating result: EUR 20 million (a loss of 72)
- Result before taxes: EUR 1 million (a loss of 143 million)
- Result for the report period: EUR 2 million (a loss of 121).
- Earnings per share: EUR 0.01 (0.37 negative)
- Return on capital employed: 2.3 per cent (5.7 negative)
- Equity ratio: 37.4 per cent (38.4)
- Gearing ratio: 87 per cent (85)

- Volume of paperboard delivered: 226,000 (231,000); volume of paper delivered: 991,000 (999,000)

The third-quarter result before taxes was improved by a valuation gain on interest rate derivatives of EUR 11 million owing to the rise in the level of interest rates. In the previous quarter, a valuation loss of EUR 17 million was booked on the corresponding instruments. Operating profit in the second quarter was also burdened by a one-off expense provision of EUR 15 million to cover the efficiency-boosting programme in Sweden.

The cumulative result before taxes for January-September was a loss of EUR 65 million. During the corresponding period last year a loss of EUR 69 million was posted. Excluding non-recurring items the result weakened by EUR 62 million to a loss of EUR 131 million, particularly due to the losses caused by the labour disputes, the weakening in the United States dollar and the British pound, the fall in the price of uncoated fine paper, the rise in oil-based raw material prices as well as the higher energy costs.

Commenting on the progress of M-real's cost-savings programme and the market situation for its main products, President & CEO Hannu Anttila said:

"M-real's 230 million euro savings and efficiency-boosting programme is progressing in line with targets, and we are actively looking for new areas where savings can be realized."

m·real

"After the labour dispute in the Finnish paper industry came to an end, demand for most grades of paper and paperboard has been good and the market balance more favourable. The revival in our volumes of packaging board delivered has nevertheless been slower than forecast, but we believe the situation will improve during the latter part of the year. Within coated magazine paper, we have a strong order book at present and price increases have been put through. Sales volumes of coated fine paper have developed favourably and prices have been rather steady. Within office papers, the company has succeeded in raising the prices of the lowest quality grades."

"The efficiency improvement of the Map paper merchanting business has proceeded according to plans. Integrating the functions of the Modo Merchants chain into James McNaughton – a process that was started towards the end of last year – was seen to completion."

In the last quarter of the year, demand for the company's main products is forecast to remain good. Deliveries are estimated to increase in the Consumer Packaging and Publishing business areas, where the labour dispute lowered the volume of deliveries in the third quarter. Average prices of coated magazine paper and uncoated fine paper are estimated to rise slightly. No significant change is expected in the price of coated fine paper, and the price of folding boxboard is expected to remain stable. The fourth quarter result before taxes, excluding non-recurring items, is not estimated to differ significantly from the previous quarter. The full-year result before taxes will be in the red.

M-REAL CORPORATION

Corporate Communications

For further information please contact Hannu Anttila, President and CEO, tel. +358 10 469 4343 or Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283.

m-real

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 SEPTEMBER 2005

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

M-real made the transition from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) from the beginning of 2005.

The transition date is 1 January 2004, and an opening balance sheet in accordance with IFRS accounting principles was prepared at that date. Certain exemptions permitted to first-time adopters of IFRS have been applied in preparing the opening balance sheet. More detailed information and specifications of the effects of the transition on the company's balance sheet and income statement as well as the changes in accounting principles have been given in the stock exchange release of 19 April 2005.

The first financial statements according to International Financial Reporting Standards will be published for the period 1 January - 31 December 2005. This interim report has been prepared according to the accounting and valuation principles of IFRS.

JULY-SEPTEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the third quarter M-real's consolidated turnover was EUR 1,269 million (Apr.-June 2005: EUR 1,259 million). Comparable turnover was up 0.9 per cent.

The Group reported an operating profit of EUR 20 million (a loss of EUR 72 million). The operating result does not include non-recurring items. A one-off expense provision of EUR 15 million for the efficiency-boosting programme at the units in Sweden was booked to the operating result in the previous quarter.

The operating result was improved mainly by the rise in the price of coated magazine paper, the growth in the volume of coated fine paper delivered as well as the conclusion of the labour dispute that had disrupted the Finnish paper industry.

The labour dispute in Finland came to an end on 1 July 2005. The mills that were affected by the dispute got back to full production in about a week. In the wake of the dispute, product stocks in the supply chain were exceptionally low. The overall effect of the disputes on the third-quarter operating result was an estimated loss of EUR 15-20 million. The figure takes into account lost delivery volumes, the positive effect on earnings of the return of product stocks to a normal level, the effects on fixed costs as well as Metsä-Botnia's lower operating result. In the second quarter, the total effect was a decrease of about EUR 70 million in the operating result.

Of the business areas, Consumer Packaging, Publishing as well as Commercial Printing posted improved operating results, whereas the operating results of Office Papers and Map Merchants weakened.

Deliveries of paperboard to customers totalled 226,000 tonnes (231,000). Production was curtailed by 3,000 tonnes in line with demand (4,000). The lost production due to the labour dispute in Finland is not included in the amount of curtailed production.

Paper deliveries from the mills totalled 991,000 tonnes (999,000). Production curtailments amounted to 43,000 tonnes (54,000). The lost production due to the labour dispute is not included in the amount of curtailed production.

The share of the results of associated companies amounted to EUR 0 million (a loss of 4 million).

The aggregate amount of financial income and expenses was EUR 19 million negative (67 million negative). Foreign exchange differences on accounts receivable, accounts payable, financial income and expense and the valuation of currency hedging instruments amounted to EUR 0 million (15 million negative). Net interest and other financial expenses were EUR 19 million negative (52 million negative).

Other financial expenses include EUR 11 million of valuation gains on interest rate derivatives. A valuation loss of EUR 17 million was booked on the corresponding instruments in the previous quarter. In addition, EUR 4 million of other write downs are included in other financial expenses in the previous quarter.

Currency and interest rate hedges are used to hedge future cash flows against fluctuations in foreign exchange and interest rates. The valuation gains and losses that were booked are attributable primarily to changes in the exchange rate of the United States dollar and the general level of interest rates, and they do not have an impact on cash flows. From the third quarter on, M-real will apply partial hedge accounting according to IAS 39 in hedging its dollar cash flow position. The adoption of hedge accounting will improve the third-quarter result compared with the previous accounting policy by EUR 1 million.

At the end of September, the exchange rate of the United States dollar against the euro was 0.4 per cent higher and the rate of the British pound against the euro 1.2 per cent higher than at the end of June. On average, the dollar appreciated by 3.2 per cent and sterling weakened by 0.7 per cent compared with the previous quarter.

The result before taxes was a profit of EUR 1 million (a loss of 143 million). Excluding non-recurring items, the result in the previous quarter was a loss of EUR 124 million.

Net profit for the report period was EUR 2 million (a loss of 121 million). Income taxes, including the change in the deferred tax liability, added EUR 2 million to earnings (21 million positive).

Earnings per share were EUR 0.01 (0.37 negative) and net of non-recurring items, 0.01 (0.32 negative).

The return on equity was 0.4 per cent (20.2 negative); excluding non-recurring items, 0.4 per cent (17.6 negative). The return on capital employed was 2.3 per cent (5.7 negative); excluding non-recurring items, 2.3 per cent (0.3 negative).

EARNINGS IN JANUARY-SEPTEMBER COMPARED WITH THE SAME PERIOD OF 2004

Turnover in January-September was EUR 3,872 million (Jan.-Sep. 2004: 4,158 million). Comparable turnover fell by 5.9 per cent.

Operating profit was EUR 63 million (45). Operating profit includes 70 million of net non-recurring income. The main non-recurring items are a one-off expense provision, booked in the second quarter, of EUR 15 million for the efficiency boosting programme of the units in Sweden and the EUR 81 million capital gain on the disposal of an 8 per cent stake in Metsä-Botnia, which was booked in the first quarter. The result in January-September of last year did not include non-recurring items.

The operating result, excluding non-recurring items, was a loss of EUR 7 million (profit of 45). Profitability was weakened above all by the lost delivery volumes for paperboard and coated magazine paper owing to the labour dispute in Finland as well as by the lower operating result reported by

Metsä-Botnia. The overall effect of the labour dispute on the operating result in January-September was about EUR 85-90 million negative. In addition, the weakening in the US dollar and sterling, the fall in the price of uncoated fine paper, the rise in the costs of oil-based raw materials as well as higher energy costs cut into profitability.

The second and third-quarter operating result includes a 39 per cent share of Metsä-Botnia's operating result compared with a 47 per cent share in the first quarter. The previous year's result included a 47 per cent share of Metsä-Botnia's operating result.

Of the business areas, Map Merchants' operating result improved, whereas Commercial Printing and Office Papers reported weaker operating results. The favourable trend in the Consumer Packaging and Publishing business areas was overshadowed by the losses due to the labour dispute.

Deliveries of paperboard to customers totalled 738,000 tonnes (1,034,000). The Savon Sellu pulp mill is included in the comparison period's delivery volume. The delivery volume of Kemiart Liners is accounted for to the full extent in both periods. On a like-for-like basis, the delivery volume in the comparison period was 871,000 tonnes. Production was curtailed by 24,000 tonnes in line with demand (59,000). The lost production due to the labour dispute in Finland is not included in the amount of curtailed production.

The total volume of paper deliveries was 3,009,000 tonnes (2,958,000). Production curtailments amounted to 161,000 tonnes (289,000). The lost production due to the labour disputes is not included in the amount of curtailed production.

The share of the results of associated companies amounted to a loss of EUR 3 million (profit of 1).

The aggregate amount of financial income and expenses was EUR 125 million negative (115 million negative). Foreign exchange differences on accounts receivable, accounts payable, financial income and expense and the valuation of currency hedging instruments were EUR 26 million negative (17 million negative). Net interest and other financial expenses were EUR 99 million negative (98 million negative).

Other financial expenses include a valuation loss of EUR 6 million on interest rate hedges as well as other write downs of EUR 4 million that were booked in the second quarter.

Currency and interest rate hedges are used to hedge future cash flows against fluctuations in foreign exchange and interest rates. The valuation gains and losses that were booked are attributable primarily to changes in the exchange rate of the United States dollar and the general level of interest rates, and they do not have an impact on cash flows. From the third quarter on, M-real will apply partial hedge accounting according to IAS 39 in hedging its dollar cash flow position. The adoption of hedge accounting will improve the third-quarter result compared with the previous accounting policy by EUR 1 million.

At the end of September, the exchange rate of the United States dollar against the euro was 3.0 per cent and the rate of the British pound against the euro 0.7 per cent higher than at the end of September 2004. On average, the dollar weakened by 3.1 per cent and sterling by 1.8 per cent compared with January-September of last year.

The result before taxes was a loss of EUR 65 million (a loss of 69 million). The result before taxes net of non-recurring items was a loss of EUR 131 million (a loss of 69).

The Group posted a net loss for the report period of EUR 43 million (net profit of 91 million). The result in the comparison period included a capital gain of EUR 176 million on the disposal of Metsä-Tissue as

well as an EUR 5 million charge to earnings in connection with the divestment of Forestia in January 2005. Income taxes, including the change in the deferred tax liability, added EUR 23 million to earnings (9 million negative).

Earnings per share were EUR 0.13 negative (0.43). Excluding non-recurring items, earnings per share were 0.34 negative (0.43).

The return on equity was 2.3 per cent negative (5.2 negative); excluding non-recurring items, 6.2 per cent negative (5.2 negative). The return on capital employed was 2.3 per cent (1.7) and net of non-recurring items, 0.2 per cent (1.7).

PERSONNEL

M-real had an average payroll in January-September of 15,695 employees (Jan.-Sept. 2004: 16,673), of whom 4,750 employees worked in Finland (5,405). The net decrease in average personnel was 978 employees, of which the effect of acquisitions and divestments was a decrease of 399 employees.

The number of personnel at the end of September was 15,412 employees (16,224 employees at 30 September 2004), of whom 4,543 employees worked in Finland (5,044). The net decrease in personnel was 812 employees. The effect of acquisitions and divestments was a decrease of 409 employees.

As from 31 March, the Group's personnel includes 39 per cent of Metsä-Botnia's employees. Figures prior to this include 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES

Capital expenditures on fixed assets totalled EUR 308 million in January-September (Jan.-Sept. 2004: 145), or 8.0 per cent of turnover (3.5).

The new mill that manufactures bleached chemithermal mechanical pulp came on stream at the end of August in Kaskinen and deliveries began in September. The mill has a production capacity of 300,000 tonnes a year, all of which will be used as the raw material for the Group's own paper and board mills.

An investment of about EUR 60 million at the Simpele mill was announced in March. The mill's board machine will be modernized, and the slitter-winder and the reel and sheet packaging equipment will be rebuilt. The sheeting capacity will also be increased. When the capital programme is completed, paperboard production capacity will rise to 215,000 tonnes a year. The capital project will be completed stage by stage by spring 2006.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

The sale of forestland to Forestia Holding Oy was seen to completion in January. The total price of the forest assets was EUR 172 million, of which M-real's share was EUR 163 million. The transaction did not have a material impact on earnings of the period.

In March, Metsä-Botnia, the resource company that is jointly owned by M-real, UPM-Kymmene and Metsäliitto, announced its decision to invest in a new pulp mill in Uruguay. The total cost of the investment will be about 1.1 billion dollars. The mill will produce eucalyptus pulp and it is estimated to start up during the third quarter of 2007. Concurrently, M-real announced it was selling an 8% stake in Metsä-Botnia to Metsäliitto Osuuskunta for EUR 164 million. A capital gain of EUR 81 million was booked on the deal. Following the transaction, the shareholdings in Metsä-Botnia are M-real 39%, Metsäliitto 14% and UMP-Kymmene 47%. The transaction was completed on 31 March.

In June a cooperation agreement was signed with YIT Construction Ltd on developing the Lielahti district of Tampere. The aim is to develop the area into a pleasant residential suburb in cooperation with the City of Tampere.

The negotiations with employees at the units in Sweden concerning the integration of the Wifsta fine paper mill into the Husum pulp and paper mill were seen to completion in June. Staff cuts by the end of 2006 will amount to about 200 employees and the objective of the reorganization is to realize annual cost savings of at least 22 million euros. A one-off expense provision charge of EUR 15 million to the second quarter operating result has been taken for the staff cuts.

FINANCING

Interest-bearing net liabilities amounted to EUR 2,040 million at the end of September (Sept. 2004: 2,294).

The equity ratio at the end of the period was 37.4 per cent (Sept. 2004: 31.4) and the gearing ratio was 87 per cent (112).

Liquidity is good. Liquidity at the end of September was EUR 1,504 million, of which EUR 1,384 million consisted of binding long-term credit commitments and EUR 120 million represented liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 600 million.

At the end the report period an average of 5 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 4 and 5 months. At the end of the report period, about 96 per cent of the shareholders' equity not in euros was hedged. At the end of September the Group's liabilities were tied to fixed interest rates for a period of 22 months. During the report period the interest rate maturity has varied from 18 to 27 months.

In March, Standard & Poors Ratings Services lowered the rating on M-real's long-term loans from BB+ to BB and changed the outlook for the rating from negative to stable.

On 19 October, Moody's Investors Services changed the outlook for M-real's Ba2 credit rating from stable to negative.

SHARES

The highest price of M-real's Series B share on the Helsinki Stock Exchange during the January-September period was EUR 4.93, the low EUR 4.10 and the average price EUR 4.46. The price of the Series B share was EUR 4.51 at the end of the report period on 30 September 2005. In 2004 the average price was EUR 5.59. The share price at the end of 2004 was EUR 4.70.

The trade volume of the Series B share was EUR 829 million, or 64 per cent of the shares outstanding. The market value of the Series A and B shares at 30 September 2005 totalled EUR 1,480 million.

At 30 September 2005 Metsäliitto Osuuskunta owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 34.2 per cent of the shares.

On 14 March the Annual General Meeting approved the Board of Directors' proposal for amending the Articles of Association. An Article 16 concerning the conversion of shares has been added to the

Articles of Association, its principal content being that an M-real Series A share can be converted into a Series B share upon the written demand of a shareholder or authorized agent for nominee-registered shares. No cash consideration is payable for carrying out a conversion. The amendment to the Articles of Association was entered in the Trade Register on 18 April. On 10 October 2005, 1,000 M-real Series A shares were converted into Series B shares, and trading in the new shares began on 11 October 2005. The breakdown of the shares following the conversion is 36,339,550 Series A shares and 291,826,062 Series B shares.

In March, application was made to the Helsinki Stock Exchange for permission to reduce the company's round lot for traded shares from 500 to 200 shares. The change entered into effect on 14 March.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

NEAR-TERM OUTLOOK

Economic growth in western Europe has remained slow, and growth over the whole year is generally expected to come in under 2 per cent. In western Europe, the growth in the amount of money spent on printed advertising is estimated to be on a par with overall economic growth. In eastern Europe, North America and Asia, however, economic growth in 2005 is estimated to be clearly faster. Because of the high market price of crude oil, prices of the oil-based raw materials as well as transport costs will remain high. In addition, the rise in the price of energy, especially natural gas and electricity, will raise industry's costs.

Because of the labour disputes in Finland, M-real's stocks of paperboard and paper at the beginning of the third quarter were low. During the quarter the demand for M-real's main products was good, and operating rates were high. Demand also increased owing to seasonal factors. Delivery volumes nonetheless were lower than usual for the business areas that were still affected by the labour dispute, the effects of which continued on into the first days of the third quarter. Price increases for magazine paper and uncoated fine paper were put through during the quarter. Within coated fine paper, prices remained unchanged.

In the last quarter of the year, demand for the company's main products is forecast to remain good. Deliveries are estimated to increase in the Consumer Packaging and Publishing business areas, where the labour dispute lowered the volume of deliveries in the third quarter. Average prices of coated magazine paper and uncoated fine paper are estimated to rise slightly. No significant change is expected in the price of coated fine paper, and the price of folding boxboard is expected to remain stable. The fourth quarter result before taxes, excluding non-recurring items, is not estimated to differ significantly from the previous quarter. The full-year result before taxes will be in the red.

Espoo, 28 October 2005

BOARD OF DIRECTORS

m-real

BUSINESS AREAS AND MARKET TRENDS

Consumer Packaging

	III 05	II 05	I 05	IV 04	III 04	I-III 05	I-III 04	III/II 05 change
Turnover	196	199	238	256	264	633	789	-1.5%
EBITDA	33	6	49	45	49	88	135	
EBITDA, %	16.8	3.0	20.6	17.6	18.6	13.9	17.1	
Operating result	14	-16	27	30	25	25	64	
Operating result, %	7.1	-8.0	11.3	11.7	9.5	3.9	8.1	
Non-recurring items	0	0	0	+3	0	0	0	
Return on capital employed, %	6.3	-6.5	11.1	11.9	9.7	3.7	8.6	
Return on capital employed, excl. non-recurring items, %	6.3	-6.5	11.1	10.7	9.7	3.7	8.6	
Deliveries, 1,000 t	226	231	281	340	345	738	1,034	-2.2%
Paperboard production, 1,000 t	292	128	293	326	355	713	1,004	128.1%

EBITDA = Earnings before interest, taxation, depreciation and amortization
The Savon Sellu pulp mill is included in the figures for 2004.

Third quarter

The Consumer Packaging business area reported a third-quarter operating profit of EUR 14 million (Apr.-June 2005: a loss of 16 million). Because of the labour disputes in Finland, the business area's deliveries to customers were clearly lower than the production volume due to the exceptionally low stock levels in the supply chain. The resultant increase in product stocks and their return to the normal level was a central factor that improved earnings.

Deliveries by west European folding boxboard producers were at the previous quarter's level. M-real's deliveries of folding boxboard fell by 5 per cent owing to the labour disputes in Finland. The average price for folding boxboard was at the previous quarter's level.

Linerboard deliveries likewise declined due to the labour disputes. The selling price was unchanged. In western Europe, agreements have been reached on regional price increases of about 25 euros per tonne. The new prices will come into effect in November-December.

January-September

The business area's operating result in January-September was a profit of EUR 25 million (Jan.-Sept. 2004: 64 million). The operating result was weakened by the lost delivery volumes due to the labour dispute and the decrease in Metsä-Botnia's operating result. In addition, the result was burdened by the weakening in the US dollar and pound sterling, the rise in the costs of oil-based raw materials as well as higher energy costs.

Deliveries by west European folding boxboard producers were down 2 per cent compared with the same period of last year. M-real's deliveries fell by 13 per cent.

The average euro-denominated price of folding boxboard was on a par with the same period of last year.

Publishing

	III 05	II 05	I 05	IV 04	III 04	I-III 05	I-III 04	III/II 05 change
Turnover	181	177	208	225	202	566	577	2.3%
EBITDA	35	0	29	26	31	64	75	
EBITDA, %	19.3	0.0	13.9	11.6	15.3	11.3	13.0	
Operating result	14	-21	8	4	9	1	8	
Operating result, %	7.7	-11.9	3.8	1.8	4.5	0.2	1.4	
Non-recurring items	0	-2	0	+1	0	-2	0	
Return on capital employed, %	5.4	-7.4	2.7	1.5	3.0	0.2	1.0	
Return on capital employed, excl. non-recurring items, %	5.4	-6.7	2.7	1.2	3.0	0.4	1.0	
Deliveries, 1,000 t	257	256	307	336	301	820	856	0.4%
Production, 1,000 t	294	155	308	314	309	757	834	89.7%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Third quarter

The Publishing business area's operating result in the third quarter was a profit of EUR 14 million (Apr.-June 2005: a loss of 21 million). The result does not include non-recurring items. The previous quarter's result includes a non-recurring charge of about EUR 2 million for the Publishing business area's share of the EUR 15 million expense provision for the efficiency-boosting programme at the units in Sweden.

The operating result, excluding non-recurring items, was a profit of EUR 14 million (a loss of 19 million). The operating result was improved mainly by the conclusion of the labour dispute in Finland and the resultant increase in product stocks to the normal level as well as by an improvement in Metsä-Botnia's operating result. The rise in average selling prices also lifted profitability. The strengthening in the dollar raised the euro-denominated price obtained for deliveries outside Europe.

Deliveries by west European producers of magazine paper rose by 3 per cent. The Publishing business area's delivery volume remained unchanged. The labour disputes cut into delivery volumes in both the second and third quarters.

January-September

The business area's operating result in January-September was a profit of EUR 1 million (Jan.-Sept. 2004: 8 million). The result includes the above-mentioned non-recurring expense provision of EUR 2 million.

The operating result, excluding non-recurring items, was a profit of EUR 3 million (8). The operating profit was weakened by the lost delivery volumes due to the labour dispute in Finland and the decrease in Metsä-Botnia's operating result. In addition, the result was burdened by the weakening in the US dollar and pound sterling, the rise in the costs of oil-based raw materials as well as higher energy costs.

Deliveries of coated magazine paper by west European producers were up 4 per cent on the corresponding period a year ago. The Publishing business area's delivery volume fell by 4 per cent. Deliveries declined, particularly to western Europe and the Far East.

The average selling price rose by one per cent despite the strengthening in the euro.

Commercial Printing

	III 05	II 05	I 05	IV 04	III 04	I-III 05	I-III 04	III/II 05 change
Turnover	381	368	363	372	368	1,112	1,102	3.5%
EBITDA	25	9	22	-8	20	55	65	
EBITDA, %	6.6	2.4	6.1	-2.2	5.4	4.9	5.9	
Operating result	0	-17	-4	-35	-7	-21	-15	
Operating result, %	0.0	-4.6	-1.1	-9.4	-1.9	-1.9	-1.4	
Non-recurring items	0	-1	+1	-27	0	0	0	
Return on capital employed, %	0.0	-4.9	-1.0	-10.1	-1.8	-2.1	-1.3	
Return on capital employed, excl. non-recurring items, %	0.0	-4.6	-1.3	-2.1	-1.8	-2.1	-1.3	
Deliveries, 1,000 t	480	464	453	469	464	1,397	1,373	3.4%
Production, 1,000 t	482	452	470	472	471	1,404	1,413	6.6%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Third quarter

The Commercial Printing business area's operating result in the third quarter was EUR 0 million (Apr.-June 2005: a loss of 17 million). The result does not include non-recurring items. The previous quarter's result includes a non-recurring charge of about EUR 1 million for Commercial Printing's share of the EUR 15 million expense provision for the efficiency-boosting programme at the units in Sweden.

Profitability was improved mainly by the growth in delivery volumes and product stocks. The growth in stocks was due primarily to the return to a normal level of product stocks after the labour dispute in Finland came to an end. The operating result was furthermore improved by lower fixed costs as well as Metsä-Botnia's higher operating result.

Deliveries by west European producers of coated fine paper rose by 6 per cent. M-real's coated fine paper deliveries rose by 5 per cent. The selling price of coated fine paper and speciality paper was on a par with the previous quarter.

January-September

The business area's operating result in January-September was a loss of EUR 21 million (Jan.-Sept. 2004: a loss of 15 million). The non-recurring income and expenses in the result cancel each other out so that the net result does not include non-recurring items. The result for the same period a year ago does not include non-recurring items.

Profitability was weakened mainly by the fall in the average selling price. The price of coated fine paper was at the level of the same period of last year. The average price of speciality paper fell owing to the less favourable product mix in overall sales. Prices of uncoated products likewise fell. The strengthening in the euro depressed the average euro-denominated selling price of exported products. Profitability was furthermore weakened by the rise in the costs of oil-based raw materials, higher energy costs and the decrease in Metsä-Botnia's operating result.

On the other hand thanks to the implemented savings measures, fixed costs were clearly lower than in the same period last year, which impacted positively on profitability.

Deliveries by west European producers of coated fine paper were at the level seen in the same period of last year. M-real's coated fine paper deliveries rose by 4 per cent. The biggest increase in deliveries was in western and eastern Europe.

Office Papers

	III 05	II 05	I 05	IV 04	III 04	I-III 05	I-III 04	III/II 05 change
Turnover	174	187	176	162	168	537	505	-7.0%
EBITDA	13	5	20	16	20	38	56	
EBITDA, %	7.5	2.7	11.4	9.9	11.9	7.1	11.1	
Operating result	-3	-10	5	0	4	-8	10	
Operating result, %	-1.7	-5.3	2.8	0.0	2.4	-1.5	2.0	
Non-recurring items	0	-12	3	0	0	-9	0	
Return on capital employed, %	-1.1	-5.0	2.4	0.1	1.9	-1.2	1.6	
Return on capital employed, excl. non-recurring items, %	-1.1	0.9	0.9	0.1	1.9	0.3	1.6	
Deliveries, 1,000 t	254	279	259	233	246	792	728	-9.0%
Production, 1,000 t	260	268	248	244	241	776	731	-3.0%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Third quarter

The Office Papers business area's operating result in the third quarter was a loss of EUR 3 million (Apr.-June 2005: a loss of 10 million). The result does not include non-recurring items. The previous quarter's result includes a non-recurring charge of about EUR 12 million for Office Papers' share of the EUR 15 million expense provision for the efficiency-boosting programme at the units in Sweden.

The operating result, excluding non-recurring items, was a loss of EUR 3 million (a profit of 2 million). Profitability was weakened by the fall in delivery volumes compared with the exceptionally high delivery volumes in the second quarter. In addition, the result was weakened by the effects of the annual maintenance shutdowns that were carried out as well as by the rise in oil-based raw material costs.

Deliveries by west European producers of uncoated fine paper fell by 7 per cent. The delivery volume of the Office Papers business area's products fell by 9 per cent.

January-September

The business area's operating result in January-September was a loss of EUR 8 million (Jan.-Sept. 2004: a profit of 10 million). The result includes a total of EUR 9 million of non-recurring net expenses, the biggest item of which is the above-mentioned expense provision connected with the efficiency-boosting programme in Sweden. The result for the same period a year ago does not include non-recurring items.

The operating result, excluding non-recurring items, was a profit of EUR 1 million (10). Profitability was weakened mainly by the 3 per cent drop in the average selling price.

Deliveries of uncoated fine paper by west European producers declined by one per cent compared with the corresponding period a year ago. The volume of deliveries by the Office Papers business area rose by 9 per cent. Deliveries were up in all market areas.

Map Merchant Group

	III 05	II 05	I 05	IV 04	III 04	I-III 05	I-III 04	III/II 05 change
Turnover	341	351	341	343	332	1,033	1,025	-2.8%
EBITDA	6	9	8	2	6	23	22	
EBITDA, %	1.8	2.6	2.3	0.6	1.8	2.2	2.1	
Operating result	5	7	6	0	4	18	17	
Operating result, %	1.5	2.0	1.8	0	1.2	1.7	1.7	
Non-recurring items	0	0	0	-8	0	0	0	
Return on capital employed, %	6.6	8.6	7.7	-0.5	4.7	7.6	5.5	
Return on capital employed, excl. non-recurring items, %	6.6	8.6	7.7	9.3	4.7	7.6	5.5	
Deliveries, 1,000 t	337	343	332	330	321	1,012	978	-1.8%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Third quarter

The operating result of the Map Merchants paper merchanting business in the third quarter was a profit of EUR 5 million (Apr.-June 2005: 7). The operating result does not include non-recurring items. The operating result was weakened by seasonal factors.

The integration of the Modo Merchants paper merchanting chain into James McNaughton – a process that was started towards the end of last year – was seen to completion during the quarter.

January-September

The operating result for January-September improved by EUR 1 million compared with the same period a year ago. Profitability was improved by the growth in delivery volumes as well as by lower fixed costs thanks to the efficiency-boosting measures that were carried out. By contrast, lower sales margins weakened profitability.

m·real

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	1-9/05	1-9/04	Change	1-12/04	7-9/05
Sales	**3 872**	**4 158**	**-286**	**5 522**	**1 269**
Other operating income	174	66	108	86	35
Operating expenses	-3 698	-3 878	180	-5 188	-1 190
Depreciation and impairment losses	-285	-301	16	-392	-94
Operating profit	**63**	**45**	**18**	**28**	**20**
% of sales	1.6	1.1		0.5	1.6
Share of results in associated companies	-3	1	-4	0	0
Net exchange gains and losses	-26	-17	-9	4	0
Other financial income and expenses, net	-99	-98	-1	-140	-19
Profit on continuing operations before tax	**-65**	**-69**	**4**	**-108**	**1**
% of sales	-1.7	-1.7		-2.0	0.1
Income tax	23	-9	32	-17	2
Profit on continuing operations	**-42**	**-78**	**36**	**-125**	**3**
% of sales	-1.1	-1.9		-2.3	0.2
Profit on discontinued operations	0	171	-171	173	0
Profit for the period	**-42**	**93**	**-135**	**48**	**3**
% of sales	-1.1	2.2		0.9	0.2
Minority interest	-1	-2	1	-3	-1
Profit/loss attributable to shareholders of parent company	**-43**	**91**	**-134**	**45**	**2**
% of sales	-1.1	2.2		0.8	0.2

m-real

Condensed Consolidated Balance sheet

EUR million	30.9.2005	%	30.9.2004	%	31.12.2004	%
ASSETS						
Non-current assets						
Intangible assets	654	10.5	640	9.8	643	9.8
Tangible assets	3 166	50.6	3 256	50.0	3 256	50.2
Biological assets	33	0.5	27	0.4	30	0.5
Shares in associated and other companies	113	1.8	140	2.2	127	2.0
Interest bearing receivables	43	0.7	44	0.7	43	0.7
Deferred tax receivables	40	0.6	31	0.5	39	0.6
Other non-interest bearing receivables	26	0.4	10	0.1	9	0.1
	4 075	65.1	**4 148**	63.7	**4 147**	63.9
Current assets						
Inventories	726	11.6	742	11.4	726	11.2
Receivables						
Interest bearing receivables	178	2.9	33	0.5	38	0.6
Non-interest bearing receivables	1 159	18.5	1 230	18.9	1167	18.0
Cash and cash equivalents	120	1.9	190	2.9	242	3.7
	2 183	34.9	**2 195**	33.7	**2173**	33.5
Assets classified as held for sale			167	2.6	166	2.6
Total assets	**6 258**	100.0	**6 510**	100.0	**6 486**	100.0
SHAREHOLDER´S EQUITY AND LIABILITIES	**30.9.2005**	**%**	**30.9.2004**	**%**	**31.12.2004**	**%**
Shareholder´s equity						
Equity attributable to shareholders of parent company	2 310	36.9	2 004	30.8	2 393	36.9
Minority interest	31	0.5	39	0.6	37	0.6
Total equity	**2 341**	37.4	**2 043**	31.4	**2 430**	37.5
Non-current liabilities						
Deferred tax liabilities	359	5.8	382	5.9	386	6.0
Post employment benefit obligations	215	3.4	239	3.7	216	3.4
Provisions	56	0.9	23	0.3	36	0.5
Other non-interest bearing liabilities	82	1.3	8	0.1	15	0.2
Interest bearing liabilities	1 639	26.2	1 610	24.7	1 640	25.3
	2 351	37.6	**2 262**	34.7	**2 293**	35.4
Current liabilities						
Non-interest bearing liabilities	823	13.1	1 215	18.7	861	13.3
Interest bearing liabilities	743	11.9	953	14.6	866	13.3
	1 566	25.0	**2 168**	33.3	**1 727**	26.6
Liabilities classified as held for sale			37	0.6	36	0.5
Total liabilities	**3 917**	62.6	**4 467**	68.6	**4 056**	62.5
Total shareholder´s equity and liabilities	**6 258**	100.0	**6 510**	100.0	**6 486**	100.0

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR million	1-9/ 2005	1-9/ 2004	1-12/ 2004	7-9/ 2005
Cash flow from Operating Activities				
Profit for the period	-43	91	45	2
Adjustments to the profit, total	350	273	316	83
Change in working capital	-18	-89	52	-9
Cash flow arising from Operations	**289**	**275**	**413**	**76**
Finance costs, net	-96	-113	-162	-18
Income taxes paid	-31	-14	-34	-8
Net cash flow arising from Operations Activities	**162**	**148**	**217**	**50**
Investments in intangible and tangible assets	-308	-145	-245	-105
Asset sales and other investing cash flow	320	424	462	6
Net cash flow arising from Investing Activities	**12**	**279**	**217**	**-99**
Share issue		341	448	
Changes in loans and in other financial items	-258	-710	-771	40
Dividends paid	-39	-54	-54	0
Net cash flow arising from Financial Activities	**-297**	**-423**	**-377**	**40**
Changes in Cash and Cash Equivalents	**-123**	**4**	**57**	**-9**
Cash and Cash Equivalents at beginning of period	242	185	185	129
Translation adjustments	1	1	0	0
Changes in Cash and Cash Equivalents	-123	4	57	-9
Cash and Cash Equivalents at end of period	**120**	**190**	**242**	**120**

m-real

STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY EUR million	Share capital	Share premium fund	Translation differences	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholder's equity according to FAS Dec 31, 2003	304	473		2	1 466	19	2 264
Effects of adopting IFRS					-285	10	-275
Shareholder's equity according to IFRS Jan 1, 2004	304	473		2	1 181	29	1 989
Translation differences			6				6
Change in minority interest during the period						5	5
Profit for the period					45	3	48
Total recognised income for the period			6	0	45	8	59
Dividends paid					-54		-54
Share issue	254	194			-12		436
Shareholder's equity Dec 31,2004	558	667	6	2	1 160	37	2 430
Translation differences							0
Net expenses recognised directly in equity				-1			-1
Change in minority interest during the period						-7	-7
Profit for the period					-43	1	-42
Total recognised income for the period				-1	-43	-6	-50
Dividends paid					-39		-39
Shareholder's equity Sep 30, 2005	558	667	6	1	1 078	31	2 341

KEY RATIOS	1-9/ 05	1-9/ 04	1-12/ 04	7-9/ 05
Sales, MEUR	3 872	4 158	5 522	1 269
Operating profit, MEUR	63	45	28	20
excl. non-recurring items	-7	45	61	20
Profit before taxes, MEUR	-65	-69	-108	1
excl. non-recurring items	-131	-69	-75	1
Profit for the period, MEUR	-43	91	45	2
Earnings per share, EUR	-0.13	0.43	0.19	0.01
excl. non-recurring items EUR	-0.34	0.43	0.28	0.01
from continuing operations EUR	-0.34	-0.38	-0.53	0.01
from discontinued operations EUR	0.00	0.81	0.72	0.00
Return on equity, %	-2.3	-5.2	-5.7	0.4
excl. non-recurring items, %	-6.2	-5.2	-4.6	0.4
Return on capital employed, %	2.3	1.7	0.9	2.3
excl. non-recurring items, %	0.2	1.7	1.6	2.3
Equity ratio, %	37.4	31.4	37.5	37.4
Gearing ratio, %	87	112	89	87
Shareholder's equity per share, EUR	7.04	9.42	7.29	7.04
Interest-bearing net liabilities, MEUR	2 040	2 294	2 183	2 040
Gross capital expenditure, MEUR	308	145	245	105
Personnel at the end of the period	15 412	16 224	15 960	15 412

Non-recurring items for the period 1-9/2005 in operating profit are capital gain on sale of Metsä Botnia shares (81), indemnity received by M-real Alizay (4) and restructuring in Husum mill (-15) and in financial items (-4).

SECURITIES AND GUARANTEES EUR million	9/05	9/04	12/04
For own loans	138	187	161
For associated companies	1	1	1
For affiliated companies	5	7	5
For others	11	11	11
Total	155	206	178

OPEN DERIVATIVE CONTRACTS EUR million	9/05	9/04	12/04
Interest rate derivatives	10 793	14 476	15 265
Currency derivatives	3 952	4 753	6 641
Other derivatives	23	5	9
Total	14 768	19 233	21 915

The fair value of open derivative contracts calculated at market value at the end of the review period was EUR -25.0 million (EUR +1.6 million Dec 31, 2004 and EUR -11.9 million September 30, 2004).

m-real

RECONCILIATION OF INCOME STATEMENT

Condensed Consolidated Income Statement

EUR million	Reported FAS 1-9/04	1-9/2004 Effects of transition to IFRS	IFRS 1-9/04
Sales	4 078	80	**4 158**
Other operating income	64	2	**66**
Operating expenses	-3 822	-56	**-3 878**
Share of results in associated companies	-5	5	**0**
Depreciation and impairment losses	-362	61	**-301**
Operating profit	-47	92	**45**
Share of results in associated companies	0	1	**1**
Net exchange gains and losses	4	-21	**-17**
Other financial income and expenses, net	-94	4	**-98**
Profit on continuing operations before tax	-137	68	**-69**
Income tax	15	-24	**-9**
Profit on continuing operations	-122	44	**-78**
Profit on discontinued operations	173	-2	**171**
Profit for the period	51	42	**93**
Minority interests	-2	0	**-2**
Profit/loss attributable to shareholders´ of parent company	49	42	**91**

RECONCILIATION OF BALANCE SHEET

Condensed Consolidated Balance Sheet

EUR million	Reported FAS 30.9.04	Effects of transition to IFRS	IFRS
ASSETS			
Non-current assets			
Intangible assets	675	-35	**640**
Tangible assets	3 177	79	**3 256**
Biological assets	189	-162	**27**
Shares in associated and other companies	134	6	**140**
Interest bearing receivables	43	1	**44**
Deferred tax receivables	17	14	**31**
Other non-interest bearing receivables	9	1	**10**
	4 244	-96	**4 148**
Current assets			
Inventories	748	-6	**742**
Receivables			
Interest bearing receivables	36	-3	**33**
Non-interest bearing receivables	1 218	12	**1 230**
Cash and cash equivalents	201	-11	**190**
	2 203	-8	**2 195**
Assets classified as held for sale	0	167	**167**
Total assets	6 447	63	**6 510**
SHAREHOLDER´S EQUITY AND LIABILITIES	**Reported FAS 30.9.04**	**Effects of transition to IFRS**	**IFRS**
Shareholder´s equity			
Equity attributabe to shareholders of parent company	2 241	-237	**2004**
Minority interest	28	11	**39**
Total equity	2 269	-226	**2 043**
Non-current liabilities			
Deferred tax liabilities	381	1	**382**
Post employment benefit obligations	26	213	**239**
Provisions	29	-6	**23**
Other non-interest bearing liabilities	12	-4	**8**
Interest bearing liabilities	1 606	4	**1 610**
	2 054	208	**2 262**
Current liabilities			
Non-interest bearing liabilities	1 172	43	**1 215**
Interest bearing liabilities	952	1	**953**
	2 124	44	**2 168**
Liabilities classified as held for sale	0	37	**37**
Total liabilities	4 178	289	**4 467**
Total shareholder´s equity and liabilities	6 447	63	**6 510**

Quarterly information

SALES BY SEGMENTS EUR million	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	633	789	196	199	238	256	264	1045
Publishing	566	577	181	177	208	225	202	802
Commercial Printing	1112	1102	381	368	363	372	368	1474
Office Papers	537	505	174	187	176	162	168	667
Map Merchant Group	1033	1025	341	351	341	343	332	1368
Internal sales and other operations	-9	160	-4	-23	18	6	53	166
GROUP TOTAL	**3872**	**4158**	**1269**	**1259**	**1344**	**1364**	**1387**	**5522**

OPERATING RESULT BY SEGMENTS, EUR million	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	25	64	14	-16	27	30	25	93
Publishing	1	8	14	-21	8	4	9	12
Commercial Printing	-21	-15	0	-17	-4	-35	-7	-49
Office Papers	-8	10	-3	-10	5	0	4	10
Map Merchant Group	18	17	5	7	6	0	4	17
Other operations	48	-39	-10	-15	73	-16	-18	-55
Liiketulos	**63**	**45**	**20**	**-72**	**115**	**-17**	**17**	**28**
% of sales	1.6	1.1	1.6	-5.7	8.6	-1.3	1.2	0.5
Share of result in associated companies	-3	1	0	-4	1	-1	1	0
Net exchange gains and losses	-26	-17	0	-15	-11	21	4	4
Other financial income and expences, net	-99	-98	-19	-52	-28	-42	-36	-140
Result on continuing operations before tax	**-65**	**-69**	**1**	**-143**	**77**	**-39**	**-14**	**-108**
Income tax	23	-9	2	21	0	-8	-8	-17
Result on continuing operations	**-42**	**-78**	**3**	**-122**	**77**	**-47**	**-23**	**-125**
Result on discontinued operations	0	171	0	0	0	2	-8	173
Result of the period	**-42**	**93**	**3**	**-122**	**77**	**-45**	**-31**	**48**
Minority interest	-1	-2	-1	1	-1	-1	-1	-3
Profit/loss attributable to shareholders of parent company	**-43**	**91**	**2**	**-121**	**76**	**-46**	**-32**	**45**
Earnings per share adjusted for share issue, EUR	-0.13	0.43	0.01	-0.37	0.23	-0.23	-0.15	0.19

m·real

NON-RECURRING ITEMS	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	0	0	0	0	0	3	0	3
Publishing	-2	0	0	-2	0	1	0	1
Commercial Printing	0	0	0	-1	1	-27	0	-27
Office Papers	-9	0	0	-12	3	0	0	0
Map Merchant Group	0	0	0	0	0	-8	0	-8
Other operations	81	0	0	0	81	-2	0	-2
Non-recurring items in operations, total	**70**	**0**	**0**	**-15**	**85**	**-33**	**0**	**-33**
Non-recurring financial items	**-4**	**0**	**0**	**-4**	**0**	**0**	**0**	**0**
Non-recurring items, total	**66**	**0**	**0**	**-19**	**85**	**-33**	**0**	**-33**
Operating result excl. non-recurring items	-7	45	20	-57	30	19	8	61
% of sales	-0.2	1.1	1.6	-4.5	2.2	1.4	0.6	1.1
Result before taxes, result excl. non-recurring items	-131	-69	1	-124	-9	-3	-24	-75
% of sales	-3.4	-1.7	0.1	-9.8	-0.7	-0.2	-1.7	-1.4
Earnings per share, excl. non-recurring items	-0.34	0.43	0.01	-0.32	-0.03	-0.15	-0.15	0.28
Return on equity, excl. non-recurring items	-6.2	-5.2	0.4	-17.6	-1.3	-4.4	-4.5	-4.6
Return on capital employed, excl. non-recurring items	0.2	1.7	2.3	-0.3	3.0	1.5	1.7	1.6

RETURN ON CAPITAL EMPLOYED, %	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	3.7	8.6	6.3	-6.5	11.1	11.9	9.7	9.5
Publishing	0.2	1.0	5.4	-7.4	2.7	1.5	3.0	1.1
Commercial Printing	-2.1	-1.3	0.0	-4.9	-1.0	-10.1	-1.8	-3.5
Office Papers	-1.2	1.6	-1.1	-5.0	2.4	0.1	1.9	1.2
Map Merchant Group	7.6	5.5	6.6	8.6	7.7	-0.5	4.7	5.1
GROUP TOTAL	2.3	1.7	2.3	-5.7	10.1	-1.4	1.7	0.9

CAPITAL EMPLOYED EUR million	30.9.05	30.6.05	31.3.05	31.12.04	30.9.04
Consumer Packaging	898	876	957	1002	1025
Publishing	1137	1063	1186	1208	1211
Commercial Printing	1275	1362	1356	1320	1367
Office Papers	786	789	823	829	863
Map Merchant Group	341	327	333	329	326
Other assets	286	266	196	77	-363
GROUP TOTAL	4723	4683	4851	4769	4438

PERSONNEL Average	I-III 05	2004
Consumer Packaging	2696	3 082
Publishing	1500	1 526
Commercial Printing	4849	4 963
Office Papers	1962	2 036
Map Merchant Group	2516	2 528
Other operations	2172	2 397
GROUP TOTAL	15695	16 532

m·real

DELIVERIES 1000 tons	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	738	1034	226	231	281	340	345	1374
Publishing	820	856	257	256	307	336	301	1192
Commercial Printing	1397	1373	480	464	453	469	464	1842
Office Papers	792	728	254	279	259	233	246	961
Paper businesses total	3009	2958	991	999	1019	1038	1011	3995
Map Merchant Group	1012	978	337	343	332	330	321	1308

PRODUCTION 1000 tons	I-III 05	I-III 04	III 05	II 05	I 05	IV 04	III 04	2004
Consumer Packaging	713	1004	292	128	293	326	355	1330
Publishing	757	834	294	155	308	314	309	1148
Commercial Printing	1404	1413	482	452	470	472	471	1885
Office Papers	776	731	260	268	248	244	241	975
Paper mills total	2937	2977	1036	875	1026	1030	1021	4008
Metsä-Botnia's pulp [1)]	649	868	234	108	307	283	290	1151
M-real's pulp	1112	1134	379	350	383	399	384	1533

[1)] Equals to M-real's ownership in Metsä-Botnia (39% as from II 05, 47% until I 05).

M-REAL CORPORATION

Hannu Anttila
President and CEO